SUB-ITEM 77C

On March 20, 2003, the LSA Variable Series Trust Disciplined Equity Fund held a Special Meeting of its Shareholders ("Shareholders Meeting"). The purpose of the Shareholders Meeting was to seek approval of an Agreement and Plan of Reorganization that provided for, among other things, the transfer of all of the assets and liabilities of the LSA Variable Series Trust Disciplined Equity Fund to the LSA Variable Series Trust Focused Equity Fund (now known as the LSA Variable Series Trust Equity Growth Fund) (hereinafter "Acquiring Fund") in exchange for shares of the Acquiring Fund. The results of the shareholder vote are as follows:

1,612,764.210   (93.406%)       In Favor
20,193.142      (1.169%)        Against
92,856.937      (5.378%)        Abstained
810.041         (0.047%)        Not voted

See answer to SUB-ITEM 77M for additional information about the terms of the Agreement and Plan of Reorganization.